

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2012

Via E-mail
Mr. John L. Miclot
Chief Executive Officer
Tengion, Inc.
3929 Westpoint Blvd., Suite G
Winston-Salem, NC  27103

   **Re: Tengion, Inc.**
     **Registration Statement on Form S-3**
     **Filed February 1, 2012**
     **File No. 333-179293**

Dear Mr. Miclot:

   We have limited our review of your registration statement to the registrant's eligibility to use Form S-3.

   If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.  After reviewing any information you provide in response to this comment, we may have additional comments.

   We note that you filed a Form 8-K on November 23, 2011 that reported an event that occurred on November 14, 2011.  The filing of this form was beyond the four business day period mandated by Form 8-K.  Accordingly, it appears that S-3 eligibility has been compromised.  Please refer to General Instruction I.A.3(b) of Form S-3.  If you are not eligible to use the Form S-3, you cannot conduct your contemplated delayed, shelf offering because Rule 415 only permits these types of offerings on Form S-3.  Therefore, you must withdraw your registration statement.

   You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

          Sincerely,

          /s/ Jeffrey P. Riedler

          Jeffrey P. Riedler
          Assistant Director

cc:     Justin P. Klein, Esq.
        Ballard Spahr LLP
        1735 Market Street, 51st Floor
        Philadelphia, PA 19103